Exhibit (a)(12)


               AIR PRODUCTS AND CHEMICALS, INC., AND SUBSIDIARIES

               COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
                                   (Unaudited)

                                                                                                                         Nine
                                                                                                                       Months
                                                                                                                        Ended
                                                                   Year Ended 30 September                            30 June
                                                --------------------------------------------------------------------------------
                                                  1995         1996          1997          1998          1999          2000
                                                  ----         ----          ----          ----          ----          ----
Earnings:

Income before extraordinary item and
 the cumulative effect of accounting
 changes:                                        $368.2       $416.4        $429.3        $546.8        $450.5        ($94.3)

Add (deduct):
 Provision for income taxes                       186.2        195.5         203.4         280.9         209.5        (115.7)

 Fixed charges, excluding capitalized
  interest                                        148.8        184.0         233.0         202.8         194.4         166.0

 Capitalized interest amortized during
  the period                                        9.1          9.4           8.3           7.4           6.1           5.4

 Undistributed earnings of less-than-
  fifty-percent-owned affiliates                  (25.4)       (40.6)        (31.1)        (25.3)        (44.5)        (28.5)
                                                  ------       ------        ------        ------       -------       -------

  Earnings, as adjusted                          $686.9       $764.7        $842.9      $1,012.6        $816.0        ($67.1)
                                                 =======      =======       =======     =========       =======       =======

Fixed Charges:

Interest on indebtedness, including
 capital lease obligations                        $139.4      $171.7        $217.8        $186.7        $175.4        $150.1

Capitalized interest                                18.5        20.0          20.9          18.4          24.7          16.2

Amortization of debt discount premium
 and expense                                          .2         1.5           1.8           1.9           1.3           1.9

Portion of rents under operating leases
 representative of the interest factor               9.2        10.8          13.4          14.2          17.7          14.0
                                                 -------      ------        ------        ------        ------        ------

  Fixed charges                                   $167.3      $204.0        $253.9        $221.2        $219.1        $182.2
                                                  ======      ======        ======        ======        ======        ======

Ratio of Earnings to Fixed Charges (a):              4.1         3.7           3.3           4.6           3.7          --
                                                  ======      ======        ======        ======        ======        ======


(a) The results of operations for the nine months ended 30 June 2000 are inadequate to cover total fixed charges as defined. Excluding the after-tax BOC transaction costs of $456.5 the pro forma ratio of earnings to fixed charges would be 3.6 for the nine months ended 30 June 2000.